SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: March 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
                         ------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    ----------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No  X
                                     ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated March 25, 2003 in connection with a request by the U.S. Food and Drug
     Administration for additional analyses in connection with its review of the Company's Destination Therapy Premarket Approval Supplement for its Novacor(R) LVAS (left ventricular assist system) product.

News Release

For Immediate Release

                    WORLDHEART TO SUPPLY FDA WITH ADDITIONAL
                     ANALYSES FOR DESTINATION THERAPY REVIEW

OAKLAND, CA. - March 25, 2003 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) has received a letter from the U.S. Food and Drug Administration
(FDA) regarding the FDA's review of WorldHeart's Destination Therapy Premarket Approval (PMA) Supplement for its Novacor(R)LVAS (left ventricular assist system).

The FDA has requested additional data and statistical analyses in areas such as recipient demographics and adverse events. In addition, the FDA has asked that WorldHeart supply data in an electronic format in order to conduct modeling analyses of various data subsets.

"With a submission of this magnitude, it is fully expected and common for the FDA to request additional information, analysis and clarification," explained Rod Bryden, President and CEO of WorldHeart. "We see it as a positive sign of their commitment to this expedited review process that they have issued this initial request well within the 180-day response period allotted."

WorldHeart has already begun preparation of this information and has indicated to the FDA that substantive responses to the Agency's questions will be provided. This ongoing interaction with the FDA will continue, focusing initially on responding to Agency staff and, subsequently, on preparation of material for review by the Cardiovascular Devices Panel. While a Panel date cannot be scheduled yet, WorldHeart intends to provide timely input to the Agency with the target of a late summer or fall Panel review.

Novacor LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. It is commercially approved as a bridge to transplantation in the U.S. and Canada. On November 22, 2002, the FDA filed WorldHeart's PMA Supplement seeking destination-therapy indication for its Novacor LVAS.

In Europe, the Novacor LVAS device has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(510) 563-4995, or
(613) 226-4278, ext: 2995
communications@worldheart.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


       Date: March 26, 2003             By:      /s/  Ian Malone
                                           -------------------------------------
                                           Name:   Ian Malone
                                           Title:     Vice President Finance and
                                                      Chief Financial Officer